UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

SILVERMEX RESOURCES INC.
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

828426
(CUSIP Number)

James R. Anderson
2801 South Ridgeview Way
Sioux Falls, SD 57105
Telephone: 604-338-0483
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Person:     JAMES R. ANDERSON
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐

(b)     ☐
Not applicable.

2.     SEC Use Only:

3.     Source of Funds (See Instruction):     PF

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable.

5.     Citizenship or Place of Organization: American

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     19,853,144 Shares of Common Stock(1)

8.     Shared Voting Power:     Nil

9.     Sole Dispositive Power:     19,853,144 Shares of Common Stock(1)

10.     Shared Dispositive Power:     Nil

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     19,853,144 Shares of Common Stock(1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.     Percent of Class Represented by Amount in Row (11):      7.59%(2)

14.     Type of Reporting Person (See Instructions):     IN

Notes:

(1)     These 19,853,144 shares consist of: (i) 16,088,684 shares of common stock; (ii) 300,000 shares of common stock held by Anderson Christian Foundation, a nonprofit corporation controlled by Mr. Anderson; and (iii) 3,464,460 shares of common stock held by Karen S. Anderson, Mr. Anderson's spouse. The 300,000 shares held by Anderson Christian Foundation were gifted to it by Mr. Anderson on December 24, 2010, when the market price of the Issuer's common stock was C$1.01 per share.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of the Reporting Person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the Reporting Person (and only the Reporting Person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the Reporting Person as shown in this statement on Schedule 13D does not necessarily reflect the Reporting Person's actual ownership or voting power with respect to the number of common shares actually outstanding.

(2)     Based on 261,296,078 shares of the Issuer's common stock issued and outstanding as of the close of business on June 29, 2012.

This amended statement on Schedule 13D/A is filed pursuant to Rule 13d-1(d) under the Exchange Act. James R. Anderson is sometimes referred to herein as the "Reporting Person."

This amendment is being filed as a result of the following transactions in Silvermex Resources Inc.'s securities:

  On April 20, 2012, the Reporting person exercised 8,445,177 stock purchase warrants at an exercise price of $0.31 per share;

  On April 30, 2012, the Reporting person exercised 2,900,223 stock purchase warrants at an exercise price of $0.31 per share;

  On June 27, 2012, the Reporting Person sold 500,000 common shares in the open market at a price of $0.50 per share;

  On June 27, 2012, the Reporting Person sold an additional 162,500 common shares in the open market at a price of $0.51 per share; and

  On June 29, 2012, the Reporting Person sold an additional 87,500 common shares in the open market at a price of $0.51 per share.

Disclaimer of Beneficial Ownership of Certain Securities Pursuant to Rule 13d-4 under the Exchange Act

The inclusion in this statement of securities of the Issuer which are held by Anderson Christian Foundation and by Karen Anderson shall not be construed as an admission by the Reporting Person that he is, for the purpose of section 13(d) or section 13(g) of the Exchange Act, the beneficial owner of such securities.

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock (the "Shares"), without par value, of Silvermex Resources Inc., a British Columbia corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 1210-885 West Georgia Street, Vancouver, British Columbia V6C 3E8.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by James R. Anderson.

Residence or Business Address:

The address for the Reporting Person is 2801 South Ridgeview Way, Sioux Falls, SD 57105.

Present Principal Business or Occupation:

Mr. Anderson's principal occupation is as a businessman. In addition, the Reporting Person is a director of the Issuer.

Place of Organization or Citizenship:

Mr. Anderson is a citizen of the United States.

Criminal Proceedings:

During the last five years, Mr. Anderson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, Mr. Anderson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between March 9, 2005 and May 19, 2011, being the date of the Reporting Person's original report on Schedule 13D, the Reporting Person acquired 4,150,290 Shares in the open market at prices ranging from C$0.23 per share ($0.189 based on historical exchange rates) to C$1.78 per Share ($1.770 based on historical exchange rates).

In addition, the Reporting Person and Karen Anderson, the Reporting Person's spouse, participated in private placements in March 2005, May 2009 and February 2010, acquiring an additional 11,853,375 Shares and 11,314,000 Share purchase warrants (the "Warrants"). The private placement in March 2005 was priced in accordance with the policies of the TSX Venture Exchange, on which the Issuer's Shares were then listed, and the private placements in May 2009 and February 2010 were priced in accordance with the policies of the Toronto Stock Exchange. The private placement Shares ranged in price from C$0.24 per Share ($0.204 based on historical exchange rates) to C$0.80 per Share ($0.663 based on historical exchange rates). For details of the Warrants, please refer to Item 5 - Interest in Securities of the Issuer.

All open market and private placement purchases were made with the personal funds of the Reporting Person or Karen Anderson, as applicable.

Between August 2008 and January 2011, the Reporting Person was granted an aggregate of 1,250,000 stock options to purchase Shares (the "Stock Options") in his capacity as a director and/or officer of the Issuer.

As a result of a 1.1 new share for 1 old share forward stock split completed on November 15, 2010, the Reporting Person's shareholding increased to (i) 19,257,744 Shares; (ii) 12,445,400 Warrants; and (iii) 1,360,000 Stock Options. For details of the Stock Options, please refer to Item 5 - Interest in Securities of the Issuer.

On July 11, 2011 the Reporting Person exercised 440,000 incentive stock options at a price of $0.28. Additionally, the Reporting Person settled a total of 1,000,000 common shares, by way of gift, on an irrevocable trust (the "Trust") maintained for the benefit of the Reporting Person's adult children with a third party trustee.

On July 18, 2011 the Reporting Person settled an additional 5,500,000 common shares, by way of gift, on the Trust, and donated 1,500,000 common shares to a church in Sioux Falls, South Dakota.

On July 18, 2011, the Reporting Person voluntarily surrendered 220,000 incentive stock options held by him for cancellation.

On July 19, 2011 the Reporting Person exercised an aggregate of 550,000 incentive stock options at an average price of $0.45.

On July 19, 2011, the Reporting Person exercised an aggregate of 550,000 incentive stock options at an average price of $0.45 per share;

On August 3, 2011, the Reporting Person exercised an aggregate of 550,000 common stock purchase warrants at an exercise price of $0.42 per share.

On August 11, 2011, Karen Anderson, the Reporting Person's spouse, exercised 550,000 common stock purchase warrants at an exercise price of $0.45 per share.

On August 11, Karen Anderson, the Reporting Person's spouse, settled a total of 1,000,000 common shares, by way of gift, on an irrevocable trust maintained for the benefit of the Reporting Person's adult children with a third party trustee.

On August 25, 2011 150,000 incentive stock options held by the Reporting Person expired unexercised.

On December 13, 2011, Karen Anderson, the Reporting Person's spouse, settled a total of 550,000 common shares, by way of gift, on the Trust

On December 14, 2011, the Reporting Person settled an additional 2,540,000 common shares, by way of gift, on the Trust.

On April 20, 2012, the Reporting person exercised 8,445,177 stock purchase warrants at an exercise price of $0.31 per share.

On April 30, 2012, the Reporting person exercised 2,900,223 stock purchase warrants at an exercise price of $0.31 per share.

On June 27, 2012, the Reporting Person sold 500,000 common shares in the open market at a price of $0.50 per share.

On June 27, 2012, the Reporting Person sold an additional 162,500 common shares in the open market at a price of $0.51 per share.

On June 29, 2012, the Reporting Person sold an additional 87,500 common shares in the open market at a price of $0.51 per share.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person acquired securities of the Issuer as described above in Item 3 as part of the Reporting Person's overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

As disclosed above, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statements herein.

(a)     As of June 29, 2012, the Reporting Person was the beneficial owner of 19,853,144 Shares (or approximately 7.59%) of the Issuer's outstanding common stock. These 19,853,144 Shares consist of: (i) 16,088,684 Shares; (ii) 300,000 Shares held by Anderson Christian Foundation, a nonprofit corporation controlled by Mr. Anderson and (iii) 3,464,460 Shares held by Karen S. Anderson, Mr. Anderson's spouse. The 300,000 Shares held by Anderson Christian Foundation were gifted to it by Mr. Anderson on December 24, 2010, when the market price of the Issuer's common stock was C$1.01 per Share.

(b)     As of June 29, 2012, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 19,853,144 shares (or approximately 7.59%) of the Issuer's common stock. These 19,853,144 Shares consist of: (i) 16,088,684 Shares; (ii) 300,000 Shares held by Anderson Christian Foundation, a nonprofit corporation controlled by Mr. Anderson and (iii) 3,464,460 Shares held by Karen S. Anderson, Mr. Anderson's spouse.

(c)     As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person or Karen Anderson, as applicable, had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 4, 2012	/s/ James R. Anderson JAMES R. ANDERSON